Filed by Informa PLC
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: TechTarget, Inc.
Commission File No.: 001-33472

Frequently asked questions with respect to the proposed transaction between Informa PLC and TechTarget, Inc., made available to employees of Informa on March 18, 2024.

informa tech

FAQ: How we set ourselves up for future success

Contents

Overview		2
1.	What is happening?	2
2.	Why are we doing this?	2
3.	What happens to Informa Tech?	2
4.	Who is TechTarget?	2
5.	Will the new TechTarget be part of Informa?	2
6.	Who will lead the new TechTarget?	3
7.	What should I know about the move of our events businesses to Informa Connect?	3
8.	What is the timing of the deal?	3
9.	How will we plan for combination?	3
What does this mean for me and my team?		4
10.	What is the income guarantee that’s been mentioned?	4
11.	What do these changes mean for my benefits?	4
12.	Will there be any changes to performance and objective setting conversations this year?	4
13.	If promotions have been approved and budgeted for, will these continue?	4
14.	If colleagues request promotions or training in 2024, what should managers do?	4
15.	Will there be changes to offices or where we work?	5
16.	Can we contact the team at TechTarget?	5
About the Preparation Phase		6
17.	How are we preparing for these combinations?	6
18.	What is the plan for our research and advisory teams?	6
19.	What is the plan for our media teams?	6
20.	What is the plan for our demand generation teams?	6
21.	What is the plan for our event teams?	6
22.	What is the plan for IIRIS?	6
23.	What is the plan for Informa Engage?	7
24.	What is the plan for central or cross-team colleagues?	7
25.	What is a TSA (Transitional Services Agreement)?	7
26.	What is a combination role?	7
27.	What is the timing of these organisation changes?	7
28.	What support will be given to colleagues?	7
29.	Where can I go if I have more questions?	7

FAQ: HOW WE SET OURSELVES UP FOR FUTURE SUCCESS	1

Overview

1.	What is happening?

In January, we announced our intention to combine the digital businesses of Informa Tech with TechTarget and combine our events business with Informa Connect to maximise growth and opportunity for our businesses and our colleagues.

Our digital businesses – namely our research and advisory businesses Omdia, Canalys and Wards Intelligence, and our media and demand generation businesses Industry Dive, NetLine and our portfolio of media brands – will combine with TechTarget subject to customary approvals and other conditions to completion.

Our events businesses will join Informa Connect, where they will form a new Tech vertical under Marco Pardi.

2.	Why are we doing this?

Our proposed combination with TechTarget creates a leading global platform in B2B Data and Market Access sitting at the heart of one of the world’s largest business technology communities. This enables us to offer our clients better access to, and insight from, a B2B audience of 50 million.

Informa Connect is a leader in Live and On-Demand Events, with a particular strength in content-led events, that is on course to be a $1bn business.

Through these proposed combinations we aim to create scale and leadership in Content-led B2B Events and in B2B Data and Market Access.

3.	What happens to Informa Tech?

Once the proposed combination with TechTarget happens, Informa Tech will no longer exist as an Informa division and we will start the process of retiring the brand.

4.	Who is TechTarget?

TechTarget is a leading provider of data-driven B2B services to enterprise technology customers. It delivers leads, influences purchasing decisions and drives revenue, based on buyer intelligence derived from its first-party B2B data.

5.	Will the new TechTarget be part of Informa?

When the proposed combination happens, TechTarget will be Informa majority-owned and listed on Nasdaq, giving it a different degree of freedom and flexibility to compete in the Tech market compared to what Informa Tech has as an Informa division today.

TechTarget will be part of the Informa family as an Informa Group company, aiming to draw on the best qualities and culture of both TechTarget and Informa Tech today, and continuing to forge partnerships across Informa.

The future success of new TechTarget will contribute to Informa’s overall financial performance and future success, bolstering our impact as a Group.

FAQ: HOW WE SET OURSELVES UP FOR FUTURE SUCCESS	2

6.	Who will lead the new TechTarget?

Gary Nugent will be the CEO of new TechTarget, and its current CEO, Michael Cotoia, will become Special Adviser, focused primarily on ensuring a smooth integration post-closing.

7.	What should I know about the move of our events businesses to Informa Connect?

Informa Connect is Informa’s content-led live and on-demand events division, operating internationally.

Teams who move to Informa Connect will find themselves very much at home in a business where live and digital events, outstanding customer experiences, excellent content and community-driven digital platforms are the priority. It is organised into regional and end-market verticals: Global Finance, Life Sciences, Foodservice, Pop Culture and Anti-Aging and Aesthetic Medicine. Tech will be a new standalone vertical.

Informa Connect is a significant business in size, number of brands, talent, technology and more. The business has seen a lot of investment in recent years, and significantly expanded in 2023 with the addition of brands from Tarsus, Winsight (events, content and data for the foodservice vertical) and LSX (life sciences events).

Informa Connect also invests greatly in learning and professional development, culture, diversity and inclusion and internal mobility. Colleagues will find many similarities with Informa Tech today.

8.	What is the timing of the deal?

As is standard practice with agreements like this, there are regulatory processes to follow, as well as an approval process with TechTarget’s shareholders.

We expect that these approvals will be obtained, and any outstanding conditions satisfied, in H2. TechTarget would officially become a combined company on deal close. Both companies will continue to operate separately until close.

9.	How will we plan for combination?

A combination team has been created, led by Combination Director, JF (Jean-Francois) Pigeon. The combination team includes leaders from both TechTarget and Informa Tech and is tasked with working through how the new combined company at TechTarget will work after the transaction closes. The other key members of the combination team are:

•	Stuart Poyser, Gareth Wright – Finance & Regulatory Filings
•	Karen Winter – Informa Preparation Programme
•	Rebecca Kitchens – New TechTarget Combination
•	Alanna Young – Informa Connect Combination
•	Sally Ashford, Ruth Ovens and Michelle Wilcon – People & Culture
•	Ian Branch, Karen Winter, Sean Tierney – Process & Systems

The Combination work is overseen by the Steerco with Gary Nugent as the Chair and Sally Ashford, Mike Cotoia, Rebecca Kitchens, Richard Menzies-Gow, Alex Roth, Don Hawk, Dan Noreck.

FAQ: HOW WE SET OURSELVES UP FOR FUTURE SUCCESS	3

What does this mean for me and my team?

10.	What is the income guarantee that’s been mentioned?

As colleagues will have heard, Informa has made a specific commitment to everyone in Informa Tech around pay. Informa is committing that for any Informa Tech colleague who might find themselves affected by any localised role reductions during 2024, the Company will underwrite all Informa Tech colleagues’ pay for the full year, over and above any severance entitlement.

Of course, wherever there are changes to roles in Informa Tech, your HRBP will work with colleagues individually and provide full support.

11.	What do these changes mean for my benefits?

There are no changes to benefits today, and there is no intention to change in flight 2024 benefits programmes either.

At Informa, our benefits programmes are reviewed and often adjusted every year. In new TechTarget, the intention will be to have a benefits programme that draws from both companies’ offerings today.

Both Informa and TechTarget offer colleague share plans today, and we will keep everyone who moves to new TechTarget updated about future share ownership opportunities. Colleagues who join Informa Connect or another part of Informa will remain on their current Informa benefits programmes.

The intention is to ensure that continuous service is honoured for all colleagues.

12.	Will there be any changes to performance and objective setting conversations this year?

No. It is more important than ever for teams to have these conversations to continue reaching targets, supporting, and developing colleagues.

13.	If promotions have been approved and budgeted for, will these continue?

Yes, these should continue as planned.

14.	If colleagues request promotions or training in 2024, what should managers do?

Please continue these conversations and work with your team to develop in their career.

FAQ: HOW WE SET OURSELVES UP FOR FUTURE SUCCESS	4

15.	Will there be changes to offices or where we work?

TechTarget and Informa Tech share a similar approach to where and how colleagues work. We both have offices around the world as well as dedicated home workers and balanced workers (between home and office) and expect this approach will continue.

As you might imagine, the new company would also look to make sure we are using all office space optimally.

16.	Can we contact the team at TechTarget?

There is no general prohibition on your contacting people you may know in TechTarget, but please bear in mind:

•	The focus for is supporting you to continue your great work and deliver a great year, so we want to minimise distraction and disruption for everyone.
•	We are separate companies until the transaction closes and there are strict rules governing how we can interact. No commercially sensitive information should be shared at any time before the transaction closes unless it is part of agreed regulatory and combination planning processes.

In the case of any doubt about making contact, or if there is any engagement that you feel uncertain about, speak to the Legal team first.

FAQ: HOW WE SET OURSELVES UP FOR FUTURE SUCCESS	5

About the Preparation Phase

17.	How are we preparing for these combinations?

Ahead of the proposed combinations, we intend to align our organisation to form three Business Units:

•	Live and On-Demand Events;
•	Intelligence and Advisory;
•	Media and Demand Generation.

Aligning into three core groups will facilitate our proposed combination with TechTarget and enable our events teams to join Informa Connect.

Together we remain part of the Informa family, continuing to work together and forge partnerships across our events, intelligence and media brands and receiving support from colleagues in IIRIS and Engage.

18.	What is the plan for our research and advisory teams?

We are bringing Omdia, Canalys, Wards Intelligence and our Content Operations team together under a new Business Unit called Intelligence and Advisory led by Bill Morelli.

19.	What is the plan for our media teams?

Ahead of the proposed combination, we will organise our Informa Tech B2B media brands and the colleagues that drive them under a unified leadership that will report to Sean Griffey. Industry Dive will remain as-is led by Sean.

20.	What is the plan for our demand generation teams?

Ahead of the proposed combination, Industry Dive will remain as-is led by Sean. Bob Alvin will continue to lead NetLine as-is and report to Gary Nugent.

21.	What is the plan for our event teams?

Ahead of moving across to Informa Connect, we are bringing together our events colleagues, to include colleagues from event ops, into a unified events business unit led by Marco Pardi.

22.	What is the plan for IIRIS?

IIRIS has now become part of Technology Services & Solutions within Global Support, reporting to Jeremy Davies. This area is home to a number of scaled platforms and to teams who work with businesses across Informa on common, effective data and technology solutions.

FAQ: HOW WE SET OURSELVES UP FOR FUTURE SUCCESS	6

23.	What is the plan for Informa Engage?

John Ecke and the Engage team will report to Andrew Mullins and continue to deliver marketing services to the Informa brands and teams.

24.	What is the plan for central or cross-team colleagues?

For Informa Tech colleagues working in central roles (e.g. Strategy, Finance, HR, Product & Technology, Comms and Brand) and / or those that serve multiple business units (e.g. Sales Operations, Marketing Operations) you will either be mapped to a business unit, a TSA (Transition Services Arrangement) or a combination role based upon your skills, knowledge and experience.

25.	What is a TSA (Transitional Services Agreement)?

With combination agreements, there is usually a formal transition period to make sure that the transition is smooth and disruption is kept to a minimum. A Transitional Services Agreement (TSA) outlines the agreement between two business entities regarding the provision of support from colleagues from one entity to the other during a transition period. TSA roles will be roles that focus on providing an existing Informa service to the new company for a period of time.

26.	What is a combination role?

A combination role is a role that supports the programme of work to enable the proposed combination of Informa Tech and TechTarget, make the most of the two businesses and set up its new ways of working.

27.	What is the timing of these organisation changes?

Aside from the IIRIS move which has already taken place, all colleagues will have heard from their manager regarding what it means for them in early to mid April, and we intend to complete all the necessary steps in time to stand up our new organisation structure at the end of Q2.

28.	What support will be given to colleagues?

We are on this journey together and will support colleagues fully as we move through this preparation phase. Our promise to everyone is that we will provide certainty wherever possible, as well as support, regular updates and opportunities to contribute/feedback as we go. As always, if you need external and confidential support, you can access the Colleague Assistance Programme. Services are free to colleagues, confidential and available 24/7 every day of the year. Additional resources are available on the Portal page.

29.	Where can I go if I have more questions?

If you have immediate questions, speak to your manager in the first instance. The HR team is also available for any questions colleagues may have – HRqueries@informa.com.

FAQ: HOW WE SET OURSELVES UP FOR FUTURE SUCCESS	7

Additional Information and Where to Find It

In connection with the proposed transaction (the “proposed transaction”) between Informa and TechTarget, Toro CombineCo, Inc. (“NewCo” or, after the completion of the proposed transaction, new “TechTarget”) and TechTarget will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement of TechTarget that also constitutes a prospectus of NewCo (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of TechTarget. TechTarget and NewCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that TechTarget or NewCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF TECHTARGET ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY TECHTARGET OR NEWCO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. TechTarget investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about TechTarget, NewCo, and other parties to the proposed transaction (including Informa), without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by TechTarget will be available free of charge under the tab “Financials” on the “Investor Relations” page of TechTarget’s internet website at www.TechTarget.com or by contacting TechTarget’s Investor Relations Department at investor@TechTarget.com.

Participants in the Solicitation

Informa, TechTarget, NewCo, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from TechTarget’s stockholders in connection with the proposed transaction. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa’s website at www.informa.com/investors/ and in the National Storage Mechanism at data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of TechTarget is contained in TechTarget’s proxy statement for its 2023 annual meeting of stockholders, filed with the SEC on April 19, 2023, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of NewCo following completion of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern TechTarget’s or NewCo’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements.

FAQ: HOW WE SET OURSELVES UP FOR FUTURE SUCCESS	8

Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, among others: that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations, or restrictions in connection with such approvals or that the required approval by the shareholders of TechTarget may not be obtained; the risk that the proposed transaction may not be completed in the time frame expected by Informa, TechTarget, or NewCo, or at all; unexpected costs, charges, or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of NewCo following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the relevant portion of the Informa Tech business with the business of TechTarget; the ability of NewCo to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of NewCo; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification, and liability; evolving legal, regulatory, and tax regimes; changes in economic, financial, political, and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade, and policy changes associated with the current or subsequent U.S. administration;  risks related to disruption of management time from ongoing business operations due to the proposed transaction; certain restrictions during the pendency of the proposed transaction that may impact TechTarget’s ability to pursue certain business opportunities or strategic transactions; Informa’s, TechTarget’s, and NewCo’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of TechTarget’s common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of TechTarget to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders, strategic partners and other business relationships and on its operating results and business generally; market acceptance of TechTarget’s and the relevant portion of the Informa Tech business’s products and services; the impact of pandemics and future health epidemics and any related economic downturns, on TechTarget’s business and the markets in which it and its customers operate; changes in economic or regulatory conditions or other trends affecting the internet, internet advertising and information technology industries; data privacy and artificial intelligence laws, rules, and regulations; the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including instability in the regional banking sector, disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rate fluctuations on TechTarget’s and the relevant portion of the Informa Tech business’s results; and other matters included in TechTarget’s filings with the SEC, including in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2022 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Proxy Statement/Prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication.

Any forward-looking statements speak only as of the date of this communication. None of Informa, TechTarget, or NewCo undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on TechTarget’s website at www.TechTarget.com or Informa’s website at www.informa.com/investors should be deemed to constitute an update or re-affirmation of these statements as of any future date.

FAQ: HOW WE SET OURSELVES UP FOR FUTURE SUCCESS	9